EXHIBIT 99.2

Emerald to Issue Shares in lieu of Cash due under for Verdélite Acquisition

VANCOUVER, British Columbia, May 01, 2019 (GLOBE NEWSWIRE) -- Emerald Health Therapeutics, Inc. (TSXV:EMH) (“Emerald” or the “Company”) today announced that the vendors (the "Vendors") of Verdélite Sciences, Inc. and Verdélite Property Holdings, Inc. (collectively, "Verdélite") have elected to receive $7.5 million of the $22.5 million they were to receive as the final payment for their shares of Verdélite in shares of Emerald valued on the five-day volume-weighted average price of the common shares of Emerald on the TSX Venture Exchange, discounted 10%, calculated as of April 30, 2019. See the Company's news release dated May 2, 2018 for more details on the Verdélite acquisition.  Emerald is to pay the remaining $15 million of the purchase price to the Vendors on or before May 30, 2019.

Issuance of the Shares is subject to approval from the TSX Venture Exchange. The Shares will be subject to a hold period of four months and one day.

This press release will not constitute an offer to sell or the solicitation of an offer to buy nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. The securities being offered have not been, nor will they be, registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the United States Securities Act of 1933, as amended, and applicable state securities laws.

About Emerald Health Therapeutics, Inc.

Emerald Health Therapeutics, Inc. is a Canadian licensed producer of cannabis. Its 50%-owned Pure Sunfarms joint venture in BC is licensed to cultivate in 1.03 million square feet of the first of it’s two 1.1 million square foot greenhouses. The capacity of each greenhouse is estimated to exceed 75,000 kg of cannabis annually. Emerald’s Verdélite operation in Québec is completing the build out of its 88,000 square foot indoor cultivation facility and is scaling up production. Emerald secured over 500 acres of hemp harvest in 2018 and has contracted for approximately 1000 acres in 2019 to 2022, with the objective of extracting low-cost cannabidiol. Emerald has secured exclusive strategic partnerships for large scale extraction and softgel encapsulation, as well as for proprietary technology to enhance cannabinoid bioavailability. Its team is highly experienced in life sciences, product development, large-scale agri-business, and marketing, and is focused on developing proprietary, value-added cannabis products for medical and adult-use customers.

Emerald is part of the Emerald Health group, which represents a broad array of companies focused on developing pharmaceutical, botanical, and nutraceutical products developed to provide wellness and medical benefits by interacting with the human body’s endocannabinoid system.

Please visit www.emeraldhealth.ca for more information or contact:

Rob Hill, Chief Financial Officer
(800) 757 3536 Ext. #5

Investor Relations Manager
(800) 757 3536 Ext. #5
invest@emeraldhealth.ca

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements: Certain statements made in this press release that are not historical facts are forward-looking statements and are subject to important risks, uncertainties and assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. Such statements include statements relating to the anticipated issuance date of the Shares; future payments to the Vendors; production capacity of various facilities; expansion of facilities; increased commercial production; anticipated production costs; implementation of future business plans; and receipt of hemp deliveries.

Actual results may vary from forward-looking statements. We cannot guarantee that any forward-looking statement will materialize, and readers are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements involve risks and uncertainties related to, among other things, regulatory approvals; failure to obtain necessary financing; results of production and sale activities; results of scientific research; regulatory changes; changes in prices and costs of inputs; demand for labour; demand for products; future distribution agreements; failure of counterparties to perform contractual obligations; as well as the risk factors described in the Company’s annual information form and other regulatory filings. The forward-looking statements contained in this press release represent our expectations as of the date hereof. Forward-looking statements are presented for the purpose of providing information about management's current expectations and plans and allowing investors and others to obtain a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The Company undertakes no obligations to update or revise such statements to reflect new circumstances or unanticipated events as they occur, unless required by applicable law.